1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 24, 2023	www.integraresources.com

INTEGRA REPORTS FINAL OXIDE DRILL RESULTS AND KEY OBSERVATIONS FROM STOCKPILE DRILL PROGRAM AT DELAMAR

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the remaining drill results from the stockpile drill program at the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The stockpile drill program was completed in Q2 2023 and totaled 12,588 meters ("m") in 321 drill holes. This news release includes results from the remaining 145 drill holes representing 4,244 m.

The stockpile drill program at DeLamar was designed to test a large portion of the estimated 60 million tonnes ("Mt") of gold and silver mineralized material that was stockpiled and/or used as backfill at the Project by previous operators. The Company believes that oxide-and-mixed gold and silver mineralized material from the stockpiles and backfill at DeLamar has the potential to increase the heap leach mine life of the Project in future phases and further bolster the robust economics presented in the 2022 Pre-feasibility Study ("PFS").

Integra intends to release an updated mineral resource estimate for DeLamar in Q3 2023 which will include the stockpile and backfill mineralized material. In Q4 2023, the Company expects to submit the Mine Plan of Operations ("MPO") at DeLamar to the United States Bureau of Land Management. The MPO is the first significant step in the National Environmental Policy Act permitting process as it represents the proposed action for the Project.

Latest Drilling Highlights:

  The latest drilling highlights from DeLamar (North DeLamar, Stockpile 1) include:
    NDM-23-133: 0.23 grams per tonne ("g/t") gold ("Au") and 20.17 g/t silver ("Ag") (0.49 g/t gold equivalent ("AuEq")) over 103.63 m
    NDM-23-127: 0.29 g/t Au and 24.54 g/t Ag (0.61 g/t AuEq) over 30.48 m
    NDM-23-131: 0.24 g/t Au and 17.08 g/t Ag (0.46 g/t AuEq) over 97.54 m
    WD1-23-324: 0.23 g/t Au and 21.23 g/t Ag (0.50 g/t AuEq) over 27.43 m
  The latest drilling highlights from Florida Mountain (Jacobs Gulch) include:
    JG-23-024: 0.33 g/t Au and 10.22 g/t Ag (0.46 g/t AuEq) over 21.34 m
    JG-23-138: 0.32 g/t Au and 7.38 g/t Ag (0.41 g/t AuEq) over 41.15 m
    JG-23-181: 0.34 g/t Au and 11.15 g/t Ag (0.49 g/t AuEq) over 19.81 m

Drill Program Highlights:

The stockpile and backfill program tested 4 targets at DeLamar and 2 targets at Florida Mountain, representing approximately 49 Mt and 11 Mt of mineralized material respectively. At DeLamar, the targets included the North DeLamar and Sommercamp Backfill as well as Stockpiles 1 and 2. At Florida Mountain, the targets included the Jacobs Gulch Stockpile and Tip Top Backfill. Highlight intercepts from each target of the drill program released since December 2022 include:

DeLamar

  North DeLamar Backfill: NDM-22-039: 0.27 g/t Au and 24.60 g/t Ag (0.59 g/t AuEq) over 111.25 m
  Stockpile 1 & 2: WD1-23-168: 0.65 g/t Au and 20.91 g/t Ag (0.92 g/t AuEq) over 39.62 m, including 12.51 g/t Au and 31.04 g/t Ag (12.91 g/t AuEq) over 1.52 m
  Sommercamp Backfill: SC-23-063: 0.50 g/t Au and 18.35 g/t Ag (0.74 g/t AuEq) over 38.10 m

Florida Mountain

  Jacobs Gulch Stockpile: JG-23-109: 0.62 g/t Au and 9.54 g/t Ag (0.74 g/t AuEq) over 76.20 m, including 7.30 g/t Au and 9.13 g/t Ag (7.42 g/t AuEq) over 1.53 m
  Tip Top Backfill: TT-23-012: 0.40 g/t Au and 12.26 g/t Ag (0.56 g/t AuEq) over 57.91 m, including 6.92 g/t Au and 64.24 g/t Ag (7.75 g/t AuEq) over 1.53 m

Integra's President, CEO & Director, Jason Kosec commented: "The overall results from the stockpile drill program have confirmed the Company's initial belief that the gold and silver mineralized material stockpiled or used as backfill by previous operators has the potential to significantly increase the mine life of the heap leach operation in future phases. The drill program has demonstrated the strong grade continuity and gold and silver mineralization present within this previously mined material. Located at surface, and in some cases on top of the in-situ gold and silver resources, the mineralized stockpiles and backfill have the potential to be mined at a reduced cost in future economic studies as the material was processed by previous operators and is adjacent to proposed infrastructure. An updated mineral resource estimate on the stockpiles and backfill is expected to demonstrate the potential for this material to bolster the robust production profile and economics outlined in the PFS."

Key Observations and Next Steps:

  The stockpile/backfill mineralized material, a portion of which was included as a pre-stripping cost in the PFS, has the potential, subject to future studies, to significantly enhance the economics of the overall Project.
    The Jacobs Gulch Stockpile (~9 Mt) is located at Florida Mountain and contains slightly higher-grade mineralized material than other stockpiles and backfill. Subject to ongoing engineering, this stockpile could be placed on the heap leach pad in early years of processing before the current location becomes a development rock storage facility ("DRSF"). This stockpile may be included in the MPO submittal.
    The North DeLamar Backfill (~16 Mt) contains the most mineralized material on a tonnage basis and has the potential to contribute the greatest number of ounces of gold and silver in the upcoming mineral resource estimate. A portion of this mineralized material was included as a pre-stripping cost in the PFS and will be included in the MPO submittal.
    The Tip Top Backfill (~2 Mt), located at Florida Mountain, is located on top of the in-situ resource. Subject to ongoing engineering studies, this backfill material may be included in the MPO submittal.
    Sommercamp Backfill (~5 Mt) is located at DeLamar and a portion of this mineralized material was included as a pre-stripping cost in the PFS mine plan. In future mine plans, this material has the potential to be mined at a lower cost since a portion of it was moved as waste in the PFS. A portion of this backfill will be included in the MPO submittal.

  Stockpiles 1 (~16 Mt) and 2 (~12 Mt) are located at DeLamar. These stockpiles are not situated on top of in-situ resource which allows flexibility of processing in future mine plans.
  In general, the stockpile/backfill material drilled is consistent in both grade and mineralized width, demonstrating impressive continuity. Access to mineralized material in the stockpiles and backfill are expected to provide additional flexibility to load the heap leach pad during any potential operational or weather related events once in operation.
  Metallurgical testwork on the mineralized material is underway with cyanide shakes complete and bottle roll tests from all areas underway. Preliminary bottle roll testing from the DeLamar stockpiles and backfill is encouraging. At least one column leach test from each of the six areas are planned to begin before the end of the year.
  The mineralized stockpiles and backfill that were not included as part of pre-stripping costs in the PFS is expected to have lower overall mining costs in future economic studies since the material is located at surface and was previously mined, eliminating or limiting additional blasting costs.
  An updated mineral resource estimate is expected this quarter which should demonstrate strong resource growth at the Project from the stockpiles and backfill, further growing the industry leading resource endowment in the Great Basin controlled by Integra.
  The Company plans to begin an updated economic study for DeLamar next year, which will include mineralized material from the stockpiles and backfill, highlighting the potential for this material to increase the heap leach mine life and overall gold and silver production in future phases.
  The Company is currently focused on engineering and supporting modeling efforts for the submittal of the MPO in Q4 2023. The primary focus has been on finalizing engineering and sequencing of both the DeLamar and Florida Mountain open pits, DRSF locations, hydrogeologic modeling for wall rock and water geochemistry with a concentration on post closure reclamation and site wide water balance activities. These engineering and modeling efforts combined with the completed baseline studies will be the foundation for the development of the Draft Environmental Impact Statement.

Follow the link below to view a table of selected intercepts from the DeLamar backfill and stockpile drill program:

https://integraresources.com/site/assets/files/2572/2023-august-final_drill_tables.pdf

Follow the link below to view a cross section of the North DeLamar Backfill:

https://integraresources.com/site/assets/files/2572/ndm_section_aug23.pdf

Follow the link below to view a cross section of the Sommercamp Backfill:

https://integraresources.com/site/assets/files/2572/sommerc_bf_aug23.pdf

Follow the link below to view cross sections of Stockpile 1 and 2:

https://integraresources.com/site/assets/files/2572/sp1_stockpile_aug23.pdf

https://integraresources.com/site/assets/files/2572/sp2_stockpile_aug23.pdf

Follow the link below to view a cross section of the Jacobs Gulch Stockpile:

https://integraresources.com/site/assets/files/2572/jg_stockpile_aug23.pdf

Follow the link below to view a cross section of the Tip Top Backfill:

https://integraresources.com/site/assets/files/2572/tt_bf_aug23.pdf

Follow the link below to view drill collar location maps for the DeLamar stockpile/backfill drill program:

https://integraresources.com/site/assets/files/2572/dc_location_dm_2023-08sm.pdf

Follow the link below to view drill collar location maps for the Florida Mountain stockpile/backfill drill program:

https://integraresources.com/site/assets/files/2572/dc_fm_2023-08sm.pdf

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption ("AA") finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Execution of Drill Program - Methodology

The stockpile drill program was executed at 60 m collar spacings with select 30 m infill test holes to further verify grade variability in future resource estimation and to provide additional metallurgical samples. All drilling was vertical through the entirety of the stockpiles and backfill material. The drilling was conducted by a combination of Sonic and traditional reverse circulation ("RC") with casing advance drilling methods. Both these drilling methods maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provided a basis for continuity comparison. Sampling was conducted at 1.5 m intervals for the whole of the drilling program with all samples sent to a third-party lab for analysis. The Sonic Drilling provided material suitable for ongoing comprehensive metallurgical test work.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and PFS. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedarplus.ca

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the development, operational and economic results of the Preliminary Economic Assessment for the Wildcat & Mountain View Projects and the PFS for the DeLamar Project; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; the impact of COVID-19 on the timing of exploration and development work and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.